Exhibit 19.1
To Our Stockholders, Customers, and Employees

    Mueller’s net income was $34.0 million, or 90 cents per diluted share, for the first quarter of 2010.  This compares with a net loss of $2.5 million, or 7 cents per diluted share, for the same period of 2009.  First quarter net sales for 2010 were $485.3 million compared with $326.6 million in 2009.

    During the first quarter of 2010, the Company recognized a gain of $22.5 million (or 62 cents per diluted share after tax) on the settlement of an insurance claim pertaining to the 2008 fire at its U.K. copper tube operation.  Further, the realization of this gain resulted in a tax benefit primarily from the utilization of U.K. net operating losses that were previously reserved.

    Net sales increased to $485.3 million primarily due to higher selling prices that reflect increased raw material costs.  The Comex average price of copper was $3.28 per pound in the first quarter of 2010, which compares with $1.57 in the first quarter of 2009.  Gross profit was $72.2 million in the first quarter which is the best of the last six consecutive quarters.

    Our Plumbing & Refrigeration segment posted operating earnings of $40.5 million that includes a $22.5 million gain on the settlement of an insurance claim as discussed above.  Net sales for the first quarter of 2010 were $256.7 million.  In the same period a year ago, segment earnings were $10.3 million on net sales of $190.4 million.  Volumes were mixed; tube volumes were lower, while fittings volume improved slightly.

    Our OEM segment posted operating earnings of $16.1 million during the first quarter of 2010 on net sales of $232.2 million, which compares with an operating loss of $6.3 million on net sales of $138.4 million for the same period in 2009.  The increase in earnings was primarily due to higher volume and better spreads as demand improved.

    Business conditions have shown signs of improvement as the economic recovery in the United States takes hold. Although the commercial construction sector remains sluggish, residential construction has improved somewhat from the trough.  We expect that residential construction gains will be modest for the remainder of the year, while improvement in commercial construction is more likely to occur in 2011.

    Our Annual Stockholders’ Meeting will be held at Mueller’s headquarters in Memphis, Tennessee on May 6, 2010.  We hope you can attend, but if you cannot, we urge you to sign and return your proxy card.

    Very Truly Yours,

/S/ Harvey L. Karp	/S/ Gregory L. Christopher
Harvey L. Karp	Gregory L. Christopher
Chairman of the Board	Chief Executive Officer

    April 20, 2010

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company’s SEC filings.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the Quarter Ended
	March 27,	March 28,
	2010	2009
	(Unaudited)

Net sales	$485,268	$326,558

Cost of goods sold	413,048	287,383
Depreciation and amortization	10,348	10,480
Selling, general, and administrative expense	37,323	31,158
Insurance gain	(22,506)	-

Operating income (loss)	47,055	(2,463)
Interest expense	(2,532)	(2,636)
Other income, net	140	627

Income (loss) before income taxes	44,663	(4,472)

Income tax (expense) benefit	(9,864)	1,962

Consolidated net income (loss)	34,799	(2,510)

Less net (income) loss attributable to noncontrolling interest	(841)	18

Net income (loss) attributable to the Company	$33,958	$(2,492)

Basic earnings (loss) per share:
Weighted average shares outstanding	37,588	37,143

Basic earnings (loss) per share	$0.90	$(0.07)

Diluted earnings (loss) per share:
Weighted average shares outstanding plus assumed conversions	37,682	37,143

Diluted earnings (loss) per share	$0.90	$(0.07)

Dividends per share	$0.10	$0.10

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 27,	December 26,
	2010	2009
	(Unaudited)
ASSETS
Cash and cash equivalents	$397,180	$346,001
Accounts receivable, net	256,950	228,739
Inventories	185,828	191,262
Other current assets	33,478	42,841

Total current assets	873,436	808,843

Property, plant, and equipment, net	242,796	250,395
Other assets	121,902	120,903

	$1,238,134	$1,180,141

LIABILITIES AND EQUITY
Current portion of long-term debt	$27,739	$24,325
Accounts payable	89,061	73,837
Other current liabilities	99,306	85,208

Total current liabilities	216,106	183,370

Long-term debt, less current portion	158,226	158,226
Pension and postretirement liabilities	42,843	44,320
Environmental reserves	23,862	23,268
Deferred income taxes	28,675	31,128
Other noncurrent liabilities	923	887

Total liabilities	470,635	441,199

Stockholders' equity	740,815	713,167
Noncontrolling interest	26,684	25,775

Total equity	767,499	738,942

	$1,238,134	$1,180,141